 Attorneys and Counselors at Law

Daniel H. April	Of Counsel
Patrick J. Dolan	David F. Cunningham
John M. Hickey	C.W.N. Thompson, Jr.

Megan Hadley Koehler *

* Not Admitted in NM

September 16, 2020

Via EDGAR correspondence and E-Mail

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Attn: Michael Shaffer and John Ganley

Re:

Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Dear Mr. Shaffer and Mr. Ganley:

Thank you for taking the time to speak with us on September 15, 2020 and for your prompt consideration of the request contained in our prior letter dated September 14, 2020, respecting post-effective amendment number 133 (“PEA”) to the registrant’s registration statement, filed on Form N-1A on July 31, 2020. As we discussed on our September 15, 2020 call, the registrant will take the following steps before PEA 133 is scheduled to become effective on September 30, 2020:

●	File a registration statement amendment on Form 485BPOS (the “485B Filing”), in which the registrant will: (a) remove disclosures pertaining to 12 of the 21 series of shares (each, a “Fund” and collectively, the “Funds”) that appeared in appeared in PEA 133; (b) incorporate disclosure changes we may make in response to the staff’s comments on PEA 133; and (c) make other, non-material changes.

●	Delay the effectiveness of PEA 133 for the 12 Funds that we are removing from the 485B Filing by filing a registration statement amendment as to those 12 Funds on Form 485BXT (the “Delaying Amendment”).

In addition, we discussed on our September 15, 2020 call the following two issues, about which we would appreciate the Commission staff’s guidance.

(1)

For How Long Should the Registrant Continue to File Delaying Amendments as to the 12 Funds that are Removed from the 485B Filing? It is the registrant’s intention to delay the disclosure changes for the 12 Funds that we are removing from the 485B Filing until the next annual update of the registrant’s registration statement takes effect on February 1, 2021. Because the Delaying Amendment that we file on or before September 30, 2020 will only delay the effectiveness of PEA 133 as to those 12 Funds until late October, the registrant will need to make one or more additional filings on Form 485BXT to continue to delay the effectiveness of PEA 133. The question we discussed with you on September 15, 2020 was whether the registrant would need to continue to make such additional Form 485BXT filings until the February 1, 2021 annual update takes effect, or whether the registrant could stop making such filings if and when the registrant files a registration statement amendment on Form 485APOS that includes disclosures for the 12 Funds (a “485A Filing”). The registrant currently expects to make such a 485A Filing in late November, and believes that that 485APOS filing would supersede PEA 133, making it unnecessary to continue to submit Form 485BXT filings in respect of PEA 133 after the 485A Filing is transmitted.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Mr. Michael Shaffer and Mr. John Ganley

September 16, 2020

(2)	How Should the Registrant Address the February 1, 2020 Prospectuses that Currently Include Disclosures for all 21 of the Funds that Appeared in PEA 133? The last annual update of the registrant’s registration statement, effective February 1, 2020, related to all 21 Funds that appear in PEA 133, and the registrant is still using the two statutory prospectuses and two statements of additional information (collectively, the “February 1 Documents”) that appeared in that registration statement amendment. On our September 15, 2020 call, we discussed ways that the registrant could address the fact that the nine Funds which will be the subject of the 485B Filing also appear in the February 1 Documents, without the disclosure changes that will be reflected in the 485B Filing. To address this issue, we propose to sticker the February 1 Documents, notifying any investor who receives the February 1 Documents that the disclosure in the February 1 Documents pertaining to the nine Funds is deleted, effective September 30, 2020, and that investors interested in learning about those nine Funds can obtain separate prospectuses and statements of additional information as to those nine Funds at the website of the registrant’s advisor, by contacting the registrant’s advisor by phone, or by contacting their financial intermediary. The sticker would be filed on or before September 30, 2020 via a Form 497 filing, and would be provided to any investor at the time that they receive any of the February 1 Documents.

We believe this approach is sufficient to alert investors about the new disclosures for the nine Funds that will appear in the prospectuses and statements of additional information that are included in the 485B Filing. We note in this regard that investors purchasing shares of any of the nine Funds would not be provided with the February 1 Documents, but would instead be provided with the summary prospectus for the applicable Fund (updated to September 30, 2020) or, if requested, the September 30, 2020 statutory prospectus or statement of additional information which pertains to that Fund. The only investors who would receive the February 1 Documents are those who purchase shares of one of the other 12 Funds, and only then if they asked to receive such documents after initially receiving the applicable summary prospectus for the Fund that they purchased. Such investors are presumably not interested in disclosure pertaining to Funds they did not purchase, including the 9 Funds at issue, but, if they are, they will have also received the sticker explaining that information about those 9 Funds can be obtained elsewhere. We also note that the two sets of documents – February 1, 2020 and September 30, 2020 – will only exist in separate form for four months, and will be recombined into a single set of documents with the February 1, 2021 annual update. Finally, we note that, compared to other alternatives for addressing this issue, such as removing all references to the nine Funds from the February 1 Documents, the use of a sticker is the most cost-effective approach and will result in savings for Fund shareholders compared to other approaches.

We would appreciate the Commission staff’s perspective on both of these items. If possible, we would appreciate receiving the staff’s response by this Friday, September 18, 2020. A prompt response is particularly important for us in the context of item (2) above, as it pertains to a filing that we will need to prepare to make on or before the end of this month. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law